UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                             Aspen Bancshares, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   045243 10 2
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                                 (CUSIP Number)


                             Mr. Harris H. Simmons
                     President and Chief Executive Officer
                              Zions Bancorporation
                             One South Main Street
                                   Suite 1380
                           Salt Lake City, Utah 84111
                                 (801) 524-4787
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                             Brian D. Alprin, Esq.
                             Laurence S. Lese, Esq.
                           Duane, Morris & Heckscher
                         1667 K Street, N.W., Suite 700
                          Washington, D.C. 20006-1608
                                 (202) 776-7800


                                 March 11, 1997
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            (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Check the following box if a fee is being paid with this statement.|_|

                                 SCHEDULE 13D
CUSIP No. 045243102
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1     Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      ZIONS BANCORPORATION
      87-0227400
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds*

      WC/OO
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

      UTAH
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                  7     Sole Voting Power
  Number of
   Shares               789,825(1)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             -0-
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        789,825(1)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        -0-
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      789,825(1)
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

      N/A
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13    Percent of Class Represented By Amount in Row (11)

      APPROXIMATELY 17.7%(2)
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14    Type of Reporting Person*

      CO
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*    SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Of this amount, 739,825 shares of Issuer common stock covered by this report are purchasable by the Reporting Person upon exercise of an option granted to the Reporting Person as of November 19, 1996. Prior to the exercise of the option, the Reporting Person is not entitled to any rights as a stockholder of Issuer as to the shares covered by the option. The option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. The Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of Issuer which are purchasable by the Reporting Person upon exercise of the option until such time as the Reporting Person purchases any such shares upon any such exercise. The number of shares indicated represents 21.2% of the total outstanding shares of common stock of Issuer as of March 11, 1997, which excludes shares issuable upon exercise of the option.

(2)  After giving effect to the exercise of the option as described herein.

                         Amendment No. 2 to Schedule 13D

     This statement ("Amendment No. 2") amends the Schedule 13D and Amendment No. 1 thereto filed by Zions Bancorporation ("Reporting Person") with the Securities and Exchange Commission as of November 19, 1996 and January 17,1997, respectively, with respect to the shares of common stock, par value $.01 per share (the "Shares") of Aspen Bancshares, Inc., a Colorado corporation ("Issuer"). All defined terms refer to terms defined herein and in the


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Schedule 13D. Notwithstanding this Amendment No. 2, the Schedule 13D speaks as of its filing date. The information set forth in the Exhibit hereto is hereby expressly incorporated herein by reference and the responses to each item of this Amendment No. 2 are qualified in their enPtirety by the provisions of the Exhibit. The Schedule 13D is amended only to the extent set forth below:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On March 11, 1997 the Reporting Person and the Issuer amended the Agreement and Plan of Reorganization, dated November 19, 1996 (the "Agreement"). The revisions to the Agreement involve (1) deleting the provision that the merger will be accounted for as a pooling of interests (because the Reporting Person has determined that it should utilize the purchase method of accounting), (2) effecting technical adjustments to the definitions of "Company Election" and "Zions Election" as used in the Agreement to prevent pricing anomalies under certain circumstances, and (3) conforming the duration of any Issuer stock options that may be granted on or after January 1, 1997 to the duration of options of the Reporting Person that are customarily issued by the Reporting Person under its qualified stock option plan.

     There are two circumstances in which the "pricing anomalies" referred to above would have occurred under the Agreement prior to its amendment.

     The first of these circumstances is when the average sales price of the common stock of the Reporting Person for the twenty trading days ending on the fifth trading day before the effective date of the merger of the Issuer and the Reporting Person (the "Pricing Period") is more than $93.00 but less than the number of dollars and cents reached by escalating $93.00 by a percentage comprising the difference between (i) the number of percentage points representing the difference between the percentage by which the average sales price of the common stock of the Reporting Person over the Pricing Period exceeds $90.25 and the percentage by which the average of the KBW 50 Index of Keefe, Bruyette & Woods, Inc. (the "KBW 50 Index") over the Pricing Period exceeds 344.75 and (ii) 15 percentage points. Under the Agreement prior to its amendment, if under that circumstance the Reporting Person elected to provide to the Issuer a "Notice of Intent to Terminate Based Upon Index Differential" and then the Issuer exercised the "Company Election," the ratio governing the exchange of shares of the Issuer for shares of the Reporting Person would be based on a price for shares of the Reporting Person computed by escalating $93.00 by a percentage comprising the difference between (i) the number of percentage points representing the difference between the percentage by which the average sales price of the common stock of the Reporting Person over the Pricing Period exceeds $90.25 and the percentage by which the average of the KBW 50 Index over the Pricing Period exceeds 344.75 and (ii) 15 percentage points. The parties perceived this result to be anomalous, because it would cause shares of the Reporting Person to be issued at a price that was higher than the average sales price of the common stock of the Reporting Person over the Pricing Period. Under the amended Agreement, if under that circumstance the Reporting Person elected to provide to the Issuer a "Notice of Intent to Terminate Based Upon Index Differential" and then the Issuer exercised the "Company Election," the ratio governing the exchange of shares of the Issuer for shares of the


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Reporting Person would be based on a price for shares of the Reporting Person equal to the average sales price of the common stock of the Reporting Person over the Pricing Period.

     The second of these circumstances is when the average sales price of the common stock of the Reporting Person for the Pricing Period is less than $83.00 but more than the number of dollars and cents reached by deflating $83.00 by a percentage comprising the difference between (i) the number of percentage points representing the difference between the percentage by which the average sales price of the common stock of the Reporting Person over the Pricing Period is less than $90.25 and the percentage by which the average of the KBW 50 Index over the Pricing Period is less than 344.75 and (ii) 15 percentage points. Under the Agreement prior to its amendment, if under that circumstance the Issuer elected to provide to the Reporting Person a "Notice of Intent to Terminate Based Upon Index Differential" and then the Reporting Person exercised the "Zions Election," the ratio governing the exchange of shares of the Issuer for shares of the Reporting Person would be based on a price for shares of the Reporting Person computed by deflating $83.00 by a percentage comprising the difference between (i) the number of percentage points representing the difference between the percentage by which the average sales price of the common stock of the Reporting Person over the Pricing Period is less than $90.25 and the percentage by which the average of the KBW 50 Index over the Pricing Period is less than 344.75 and (ii) 15 percentage points. The parties perceived this result to be anomalous, because it would cause shares of the Reporting Person to be issued at a price that was lower than the average sales price of the common stock of the Reporting Person over the Pricing Period. Under the amended Agreement, if under that circumstance the Issuer elected to provide to the Reporting Person a "Notice of Intent to Terminate Based Upon Index Differential" and then the Reporting Person exercised the "Zions Election," the ratio governing the exchange of shares of the Issuer for shares of the Reporting Person would be based on a price for shares of the Reporting Person equal to the average sales price of the common stock of the Reporting Person over the Pricing Period.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit     Description
-------     -----------

   1 First Amendment to Agreement and Plan of Reorganization, dated as of March 11, 1997 by and between Zions Bancorporation and Aspen Bancshares, Inc. (incorporated herein by reference to Exhibit 2.2 of the Form S-4 Registration Statement, File No. 333-23839, filed by Zions Bancorporation on March 24,1997)


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                        ZIONS BANCORPORATION


                                        By: /s/ Dale M. Gibbons
                                           -----------------------------------
                                        Name:  Dale M. Gibbons
                                        Title: Senior Vice President and Chief
                                               Financial Officer

Dated: April 1, 1997


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